Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

February 22, 2008

By Federal Express

U.S. Securities and Exchange Commission

SUPPL

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

[redacted]

08000905

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the following document:

1. Press Release dated February 22, 2008 referring to "Notice Concerning Dissolution of our Consolidated Subsidiary" [English translation].

2. Press Release dated February 22, 2008 referring to "Personnel Changes in Board Members, Executive Officers and Corporate Officers" [English translation].

PROCESSED
FEB 27 2008
THOMSON
FINANCIAL

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate release
(This is an English translation of the Japanese original)

February 22, 2008
Sumitomo Corporation
Susumu Kato, President and CEO
Code No.8053 Tokyo Stock Exchange 1st Section
Contact: Mitsuru Iba
Corporate Communications Dept.
Tel.+81-3-5166-3089

Notice Concerning Dissolution of our Consolidated Subsidiary

This is to inform you that Fresh Access, Inc. (60% consolidated subsidiary; hereinafter referred as Fresh Access) adopted its dissolution on February 22, 2008.

1. Reason for dissolution of Fresh Access
Fresh Access was established in February 2005, obtaining the stocks and related real estates of KI Fresh Access, Inc, the fruit & vegetables wholesaler equipped with nationwide distribution centers (hereinafter referred as KIFA), and has engaged in the real-estate leasing business. However, from the viewpoint of the future prospect, we decided to dissolve Fresh Access, because of disposal of its holding real estate.

2. Profile of the dissolved company, Fresh Access (as of January 31, 2008)
(1)Company Name : Fresh Access , Inc.
(2)Location of Headquarter : 1-8-11 Harumi, Chuo-ku Tokyo,
(3)Month of Establishment : February 2005
(4)Paid-up Capital : 67.5 million yen
(5)President : Kentaro Ishimoto
(6)Business Description : real estate leasing and management of the securities
(7)Result of Recent Business years (millions of yen)

	March 2005 (Note-1)	March 2006	March 2007 (Note-2)
Sales	26	274	177
Ordinary Income	21	197	94
Net Income	13	138	-1,871

(Note-1) The performance for the fiscal year ended March 2005 accounted for one month from the establishment in February 2005.
(Note-2) In the fiscal year ended March 2007, 1,938 million yen loss was recorded from devaluation of securities owned by the company.

3. Schedule of the liquidation
The liquidation of Fresh Access will commence from April, 2008.

4. Effect on business results
The dissolution of Fresh Access has almost no effect on our consolidated business results.

February 22, 2008
Sumitomo Corporation

To whom it may concern,

Re : Personnel Changes in Board Members, Executive Officers and Corporate Officers

The personnel changes in Board Members, Executive Officers, Corporate Officers and the others from this April, and the personnel changes to be proposed at the Ordinary General Meeting of Shareholders scheduled for this coming June, have been resolved, at the ordinary meeting of the Board of Directors held today, as attached.

I . The personnel changes in Board Members and Executive Officers

1) Retirement from Executive Officers (As of March 31) : 5 persons
2) Newly Appointed Executive Officers (As of April 1) : 3 persons
3) Reappointment of Executive Officers(As of April 1) : 33 persons
4) Promotion in Executive Officers (As of April 1) : 5 persons
5) The Other Personnel Changes of Executive Officers (As of April 1)
6) Newly Appointed Directors (Proposed at the Ordinary General Meeting of Shareholders in June) : 3 persons
7) Retirement from Directors (After the Ordinary General Meeting of Shareholders in June) : 3 persons
8) Reappointment of Directors (Proposed at the Ordinary General Meeting of Shareholders in June) : 9 persons

II . The personnel changes in Corporate Officers

1) Newly Appointed Corporate Officers (As of April 1) : 13 persons
2) The Other Personnel Changes of Corporate Officers (As of April 1)

III. The personnel changes of the employees along with the above personnel changes in Board Members, Executive Officers and Corporate Officers (As of April 1)

IV. Organizational Change(As of April 1)

Reference materials :

I . Executive Officers(As of April 1) : 36 persons
II . Board Members(After the Ordinary General Meeting of Shareholders in June) : 12 persons

(Contact : Mitsuru Iba, General Manager,
Corporate Communications Department,03-5166-3089)

I . The personnel changes in Board Members and Executive Officers

1) Retirement from Executive Officers (As of March 31)

Name	As of April 1	Current
Kenzo Okubo	Representative Director, Assistant to President and CEO	Representative Director, Executive Vice President, General Manager, Metal Products Business Unit
Shingo Yoshii	Representative Director, Assistant to President and CEO	Representative Director, Managing Executive Officer, General Manager, Media, Network & Lifestyle Retail Business Unit
Yoshihiko Shimazu	Adviser, General Manager for CIS, Assistant General Manager for Europe, General Manager, Moscow Office	Managing Executive Officer, General Manager for CIS, Assistant General Manager for Europe, General Manager, Moscow Office
Yoshiyuki Matsuoka	Representative Director, Assistant to President and CEO	Representative Director, Executive Officer, General Manager, Chemical & Electronics Business Unit
Mitsuhiko Yamada	Adviser, Assistant General Manager, Mineral Resources & Energy Business Unit	Executive Officer, General Manager, Mineral Resources Division No.1

2) Newly Appointed Executive Officers (As of April 1)

Name	As of April 1	Current
Hiroyuki Inohara	Executive Officer, Assistant General Manager, Financial Resources Management Group, General Manager, Finance Dept.	Corporate Officer, Assistant General Manager, Financial Resources Management Group, Sumitomo Mitsui Finance And Leasing Company, Limited
Masaru Nakamura	Executive Officer, General Manager, Tubular Products Division	Corporate Officer, General Manager, Tubular Products Division
Kohei Hirao	Executive Officer, General Manager, Power & Social Infrastructure Business Division	Corporate Officer, General Manager, Power & Social Infrastructure Business Division

3) Reappointment of Executive Officers(As of April 1)

All Executive Officers, except for the 5 persons who will retire from Executive Officers on March 31, will be reappointed Executive Officers.

4) Promotion in Executive Officers (As of April 1)

Name	As of April 1	Current
Shunichi Arai	Senior Managing Executive Officer, General Manager, Metal Products Business Unit	Managing Executive Officer, Assistant General Manager, Metal Products Business Unit, General Manager, Planning & Administration Dept., Metal Products Business Unit
Nobuo Kitagawa	Senior Managing Executive Officer, General Manager for China, CEO of Sumitomo Corporation China Group, General Manager, Beijing Office, President of Sumitomo Corporation (China) Holding Ltd., President of Sumitomo Corporation (China) Limited	Managing Executive Officer, General Manager for China, CEO of Sumitomo Corporation China Group, General Manager, Beijing Office, President of Sumitomo Corporation (China) Holding Ltd., President of Sumitomo Corporation (China) Limited
Shinichi Sasaki	Managing Executive Officer, General Manager for Europe, CEO of Sumitomo Corporation Europe Group, Director & President of Sumitomo Corporation Europe Holding Limited, Chairman, Director & President of Sumitomo Corporation Europe Limited	Executive Officer, Deputy General Manager for China, General Manager, Sumitomo Corporation China Group CEO Office, General Manager, China Metal Products Business Unit, in Sumitomo Corporation China Group, President of Sumitomo Corporation (Shanghai) Limited
Takuro Kawahara	Managing Executive Officer, General Manager, Human Resources, General Affairs & Legal Group	Executive Officer, Responsible for Internal Auditing Dept., Assistant General Manager, Corporate Planning & Coordination Office <in charge of Legal Affairs >
Yoshio Osawa	Managing Executive Officer, General Manager, Media, Network & Lifestyle Retail Business Unit	Executive Officer, General Manager, Media Division

5) The Other Personnel Changes of Executive Officers (As of April 1)

Name	As of April 1	Current
Noriaki Shimazaki	Representative Director, Executive Vice President, Responsible for Human Resources, General Affairs & Legal Group, Responsible for Financial Resources Management Group	Representative Director, Executive Vice President, Responsible for Human Resources Development & Information Management Group, Responsible for Financial Resources Management Group

Name	As of April 1	Current
Nobuhide Nakaido	Representative Director, Executive Vice President, Responsible for Corporate Planning & Coordination Group (※)	Representative Director, Executive Vice President, General Manager, Corporate Planning & Coordination Office
Shuichi Mori	Senior Managing Executive Officer, General Manager, Chemical & Electronics Business Unit	Senior Managing Executive Officer, General Manager for Europe, CEO of Sumitomo Corporation Europe Group, Director & President of Sumitomo Corporation Europe Holding Limited, Chairman, Director & President of Sumitomo Corporation Europe Limited
Ichiro Miura	Managing Executive Officer, Responsible for Internal Auditing Dept., Senior Assistant to Executive Vice President, Responsible for Corporate Planning & Coordination Group	Managing Executive Officer, General Manager, Human Resources Development & Information Management Group
Kuniharu Nakamura	Managing Executive Officer, General Manager, Corporate Planning & Coordination Group	Managing Executive Officer, General Manager, Corporate Planning & Coordination Dept.
Kazuhiro Takeuchi	Executive Officer, General Manager, Corporate Planning & Coordination Dept.	Executive Officer, General Manager, Financial Service Division
Makoto Nakamura	Executive Officer, General Manager, Planning & Administration Dept., Media, Network & Lifestyle Retail Business Unit	Executive Officer, Assistant General Manager, Financial Resources Management Group, General Manager, Finance Dept.

(※) Corporate Planning & Coordination Group includes, Corporate Planning & Coordination Dept., Secretarial Dept., Investor Relations Dept., Corporate Communications Dept., Environment & CSR Dept.(current:Global Environment Dept.), Global Strategy & Research Dept. and Information Technologies Planning & Promotion Dept.

6) Newly Appointed Directors (Proposed at the Ordinary General Meeting of Shareholders in June)

Name	New	As of April 1
Shuichi Mori	Representative Director, Senior Managing Executive Officer, General Manager, Chemical & Electronics Business Unit	Senior Managing Executive Officer, General Manager, Chemical & Electronics Business Unit
Shunichi Arai	Representative Director, Senior Managing Executive Officer, General Manager, Metal Products Business Unit	Senior Managing Executive Officer, General Manager, Metal Products Business Unit

Name	New	As of April 1
Yoshio Osawa	Representative Director, Managing Executive Officer, General Manager, Media, Network & Lifestyle Retail Business Unit	Managing Executive Officer, General Manager, Media, Network & Lifestyle Retail Business Unit

7) Retirement from Directors (after the Ordinary General Meeting of Shareholders in June)

Name	New	As of April 1
Kenzo Okubo	Special Adviser	Representative Director, Assistant to President and CEO
Shingo Yoshii	Adviser	Representative Director, Assistant to President and CEO
Yoshiyuki Matsuoka	Adviser	Representative Director, Assistant to President and CEO

8) Reappointment of Directors (Proposed at the Ordinary General Meeting of Shareholders in June)

All Directors, except for the 3 persons who will retire from Director, will be proposed to be appointed as Representative Directors.

II. The personnel changes in Corporate Officers

1) Newly Appointed Corporate Officers (As of April 1)

Name	As of April 1	Current
Ryo Ogawa	Corporate Officer, Assistant to General Manager, Mineral Resources Division No.1, Chairman of Nusa Tenggara Mining Corporation, P.T. Newmont Nusa Tenggara	Assistant to General Manager, Mineral Resources Project Dept. Chairman of Nusa Tenggara Mining Corporation, P.T. Newmont Nusa Tenggara
Kensaku Kato	Corporate Officer, President of Sumitomo Corporation de Mexico S.A. de C.V., General Manager, Monterrey Office, Assistant General Manager for the Americas	President of Sumitomo Corporation de Mexico S.A. de C.V., General Manager, Monterrey Office, Assistant General Manager for the Americas

Name	As of April 1	Current
Mikio Yamauchi	Corporate Officer, Assistant General Manager for China, General Manager, China Infrastructure & Transportation Systems Business Unit in Sumitomo Corporation China Group, President of Sumitomo Corporation (Hong Kong) Limited	General Manager, China Infrastructure & Transportation Systems Business Unit in Sumitomo Corporation China Group, President of Sumitomo Corporation (Hong Kong) Limited
Yoshiharu Takano	Corporate Officer, General Manager, Internal Auditing Dept.	General Manager, Risk Analysis & Assessment Dept.
Takehiko Arai	Corporate Officer, Assistant to General Manager, Telecommunication, Environment & Industrial Infrastructure Business Division, President of Sumitomo Shoji Machinex Co., Ltd.	Assistant to General Manager, Industrial Infrastructure Business Dept. President of Sumitomo Shoji Machinex Co., Ltd.
Manabu Yamane	Corporate Officer, General Manager, Basic Chemicals Division	Deputy General Manager, Basic & Performance Chemicals Division, General Manager, Industrial Performance Materials Dept.
Hisakazu Suzuki	Corporate Officer, General Manager, Corporate Legal & General Affairs Dept.	General Manager, Corporate Legal & General Affairs Dept.
Kimio Fukushima	Corporate Officer, Assistant General Manager for China, General Manager, Sumitomo Corporation China Group CEO Office, President of Sumitomo Corporation (Shanghai) Limited	President of Sumitomo Corporation Thailand Ltd., President of Sumi-Thai International Limited
Yoshifumi Yamawaki	Corporate Officer, President of Sumitomo Corporation Korea Ltd.	General Manager, Plate & Project Dept., Sumisho Tekko Hanbai Co., Ltd.
Tsuneaki Maeda	Corporate Officer, Deputy General Manager, Iron & Steel Division, No.2 General Manager, Steel Sheet & Strip Dept., Sumisho Steel Corporation	General Manager, Steel Sheet & Strip Dept., Sumisho Steel Corporation
Masao Tabuchi	Corporate Officer, Deputy General Manager, Ship, Aerospace & Transportation Systems Division	General Manager, Transportation Project & Equipment Dept.

Name	As of April 1	Current
Hirohiko Imura	Corporate Officer, General Manager, Planning & Administration Dept., Infrastructure Business Unit	General Manager, Risk Management Group in Sumitomo Corporation of America, Assistant to General Manager for the Americas
Kiyoshi Sunobe	Corporate Officer, General Manager, Planning & Administration Dept., Financial & Logistics Business Unit	General Manager, Planning & Administration Dept., Financial & Logistics Business Unit

2) The Other Personnel Changes in Corporate Officers (as of April 1)

Name	As of April 1	Current
Yoshito Horiuchi	Corporate Officer, Assistant to General Manager, Chemical & Electronics Business Unit	Corporate Officer, General Manager, Basic & Performance Chemicals Division
Kazuyuki Inoue	Corporate Officer, General Manager, Electronics Business Division	Corporate Officer, General Manager, Electronics Division
Masao Tetsuya	Corporate Officer, General Manager, Logistics & Insurance Business Division	Corporate Officer, Assistant General Manager for Southeast & Southwest Asia, President of Sumitomo Corporation (Singapore) Pte. Ltd.
Jiro Miyata	Corporate Officer, Deputy General Manager, Mineral Resources Division No.1	<As of March 1> Corporate Officer, General Manager for South America, President of Sumitomo Corporation do Brasil S.A., General Manager, Porto Alegre Office, General Manager, Recife Office, President of Sumitomo Corporation del Peru S.A., President of Sumitomo Corporation Argentina S.A.
Masatoshi Hayashi	Corporate Officer, General Manager, Media Division	Corporate Officer, General Manager, Planning & Administration Dept., Media, Network & Lifestyle Retail Business Unit

Name	As of April 1	Current
Shinya Matsuzawa	Corporate Officer, Assistant General Manager for Southeast & Southwest Asia, President of Sumitomo Corporation (Singapore) Pte. Ltd.	Corporate Officer, Assistant to General Manager, Chemical & Electronics Business Unit, Sumitomo Shoji Chemicals Co., Ltd.
Akira Takeuchi	Corporate Officer, General Manager, Mineral Resources Division No.1	Corporate Officer, Deputy General Manager, Mineral Resources Division No.1
Hideki Iwasawa	Corporate Officer, Assistant General Manager, Financial Resources Management Group, General Manager, Corporate Risk Management Dept.	Corporate Officer, General Manager, Corporate Risk Management Dept.
Tetsuo Oshima	Corporate Officer, Assistant to General Manager, Logistics & Insurance Business Division, Sumisho Global Logistics Co., Ltd.	Corporate Officer, General Manager, Logistics & Insurance Business Division
Masahiro Nakanishi	Corporate Officer, General Manager, Iron & Steel Division, No.3, Sumisho Steel Corporation	Corporate Officer, Deputy General Manager, Metal Products for Automotive Industries Division, General Manager, Metal Products for Automotive Industries Business Planning Dept., Sumisho Steel Corporation
Masao Sekiuchi	Corporate Officer, General Manager, Planning & Administration Dept., Metal Products Business Unit	Corporate Officer, Deputy General Manager, Iron & Steel Division,No.3, General Manager, Stainless Steel Products Dept., Sumisho Steel Corporation
Masato Sugimori	Corporate Officer, General Manager, Risk Management Group in Sumitomo Corporation of America, Assistant General Manager for the Americas	Corporate Officer, General Manager, Planning & Administration Dept., Infrastructure Business Unit
Hiroyuki Takai	Corporate Officer, General Manager, Financial Service Division	Corporate Officer, Deputy General Manager, Financial Service Division, General Manager, Asset Management Dept.

Ⅲ. The personnel changes of the employees along with the above personnel changes in Board Members, Executive Officers , and Corporate Officers (As of April 1)

Name	As of April 1	Current
Ryoji Nagao	NIL	President of Sumitomo Corporation Korea Ltd.
Hiroshi Funazaki	Assistant to General Manager, Lifestyle & Retail Business Division, Sumitex International Company Limited	General Manager, Internal Auditing Dept.
Hiroshi Fukukita	Assistant to General Manager, Iron & Steel Division,No.3, Ishihara Kohtetsu Co.,Ltd.	General Manager, Iron & Steel Division,No.3, Sumisho Steel Corporation
Takeshi Saraoka	General Manager, Risk Analysis & Assessment Dept.	Assistant to General Manager, Corporate Risk Management Dept.
Hajime Fukui	General Manager, Plate & Project Dept., Sumisho Tekko Hanbai Co., Ltd.	Assistant to General Manager, Railway Products, Forging & Casting Dept., Huizhou Sumikin Forging Co., Ltd.
Noboru Saka	General Manager, International Steel Sheet & Slab Business Dept., General Manager, Electrical Steel Sheet & Tin Mill Products Dept., Sumisho Steel Corporation	General Manager, International Steel Sheet & Slab Business Dept.
Fumihiko Tairaku	General Manager, Stainless Steel Products Dept., Sumisho Steel Corporation	Assistant to General Manager, Construction Steel Products Dept., Tokyo, Sumisho Tekko Hanbai Co., Ltd.
Shigenobu Yoshida	General Manager, Line Pipe Business Dept.	Assistant to General Manager, Tubular Products Division
Kiyotaka Kawasaki	General Manager, Steel Sheet Products for Automotive Industries Dept., Sumisho Steel Corporation	General Manager, Electrical Steel Sheet & Tin Mill Products Dept.
Makoto Horie	General Manager, Metal Products for Automotive Industries Business Planning Dept., Sumisho Steel Corporation	Assistant General Manager, Metal Products for Automotive Industries Division, Deputy General Manager, Metal Products for Automotive Industries Business Planning Dept., Sumisho Steel Corporation
Katsuji Nakagawa	General Manager, Transportation Project & Equipment Dept.	Assistant to General Manager, Transportation Project & Equipment Dept.

Name	As of April 1	Current
Rei Ito	General Manager, Industrial Performance Materials Dept.	China Chemical & Electronics Business Unit in Sumitomo Corporation China Group, President of Sumitomo Corporation (Guangzhou) Ltd., General Manager, Chengdu Office
Manabu Kido	General Manager, Asset Management Dept.	Deputy General Manager, Commodity Business Dept.
Yoshihiro Koda	General Manager, China Metal Products Business Unit in Sumitomo Corporation China Group, Sumitomo Corporation (Shanghai) Limited.	General Manager, Steel Sheet Products & Non-Ferrous Products for Automotive Industries Dept., Sumisho Steel Corporation
Yasukiyo Matsuzawa	China Chemical & Electronics Business Unit in Sumitomo Corporation China Group, President of Sumitomo Corporation (Guangzhou) Ltd., General Manager, Chengdu Office	Assistant to General Manager, Basic & Performance Chemicals Division
Tomohisa Ito	General Manager for South America, President of Sumitomo Corporation do Brasil S.A., General Manager, Porto Alegre Office, General Manager, Recife Office, President of Sumitomo Corporation del Peru S.A., President of Sumitomo Corporation Argentina S.A.	General Manager, Line Pipe Business Dept.

IV. Organizational Change (As of April 1)

(Current)

- Corporate Group
  - Corporate Planning & Coordination Office
    - Corporate Planning & Coordination Dept.
    - Legal Dept.
    - Secretarial Dept.
    - Investor Relations Dept.
    - Corporate Communications Dept.
    - Global Environment Dept.
  - Human Resources Development & Information Management Group
    - Human Resources Dept.
    - Corporate Legal & General Affairs Dept.
    - Global Strategy & Research Dept.
    - Information Technologies Planning & Promotion Dept.
- Metal Products Business Unit
  - Metal Products for Automotive Industries Division
    - Steel Sheet Products & Non-Ferrous Products for Automotive Industries Dept.
- Chemical & Electronics Business Unit
  - Basic & Performance Chemicals Division
  - Electronics Division

(As of April 1)

- Corporate Group
  - Corporate Planning & Coordination Group
    - Corporate Planning & Coordination Dept.
    - Secretarial Dept.
    - Investor Relations Dept.
    - Corporate Communications Dept.
    - Environment & CSR Dept.
    - Global Strategy & Research Dept.
    - Information Technologies Planning & Promotion Dept.
  - Human Resources, General Affairs & Legal Group
    - Human Resources Dept.
    - Corporate Legal & General Affairs Dept.
    - Legal Dept.
- Metal Products Business Unit
  - Metal Products for Automotive Industries Division
    - Steel Sheet Products for Automotive Industries Dept.
- Chemical & Electronics Business Unit
  - Basic Chemicals Division
  - Electronics Business Division

<Reference materials>

I . Executive Officers (As of April 1)

<○ : Representative Director>

<● : Proposed to be appointed as a Representative Director at the Ordinary General Meeting of Shareholders scheduled for this coming June>

Position	Name		
President and CEO	Susumu Kato		○
Executive Vice President	Noriaki Shimazaki	Responsible for Human Resources, General Affairs & Legal Group, Responsible for Financial Resources Management Group	○
	Nobuhide Nakaido	Responsible for Corporate Planning & Coordination Group	○
Senior Managing Executive Officer	Michio Ogimura	General Manager for Southeast & Southwest Asia	
	Michihisa Shinagawa	General Manager for the Americas, Director & President of Sumitomo Corporation of America	
	Iwao Okamoto	General Manager, Mineral Resources & Energy Business Unit	○
	Makoto Shibahara	General Manager, Financial & Logistics Business Unit	○
	Shuichi Mori	General Manager, Chemical & Electronics Business Unit	●
	Kazuo Ohmori	General Manager, Transportation & Construction Systems Business Unit	○
	Shunichi Arai	General Manager, Metal Products Business Unit	●

Position	Name		
Senior Managing Executive Officer	Nobuo Kitagawa	General Manager for China, CEO of Sumitomo Corporation China Group, General Manager, Beijing Office, President of Sumitomo Corporation (China) Holding Ltd., President of Sumitomo Corporation (China) Limited.	
Managing Executive Officer	Yoshi Morimoto	General Manager, Kansai Regional Business Unit	
	Kentaro Ishimoto	Assistant General Manager, General Products & Real Estate Business Unit, General Manager, Food Business Division	
	Kenji Kajiwara	General Manager, Chubu Regional Business Unit	
	Makoto Sato	Assistant General Manager, Transportation & Construction Systems Business Unit, General Manager, Automotive Division No.1	
	Toyosaku Hamada	General Manager, Financial Resources Management Group	
	Takahiro Moriyama	General Manager, Infrastructure Business Unit	○
	Ichiro Miura	Responsible for Internal Auditing Dept., Senior Assistant to Executive Vice President, Responsible for Corporate Planning & Coordination Group	
	Takashi Kano	General Manager, General Products & Real Estate Business Unit	○
	Kuniharu Nakamura	General Manager, Corporate Planning & Coordination Group	

Position	Name		
Managing Executive Officer	Shinichi Sasaki	General Manager for Europe, CEO of Sumitomo Corporation Europe Group, Director & President of Sumitomo Corporation Europe Holding Limited, Chairman, Director & President of Sumitomo Corporation Europe Limited	
	Takuro Kawahara	General Manager, Human Resources, General Affairs & Legal Group	
	Yoshio Osawa	General Manager, Media, Network & Lifestyle Retail Business Unit	●
Executive Officer	Kazuhisa Togashi	General Manager, Iron & Steel Division,No.2, President of Sumisho Steel Corporation	
	Kazuhiro Takeuchi	General Manager, Corporate Planning & Coordination Dept.	
	Shinichi Ishida	General Manager, Construction & Mining Systems Division	
	Takafumi Sone	General Manager, Telecommunication, Environment & Industrial Infrastructure Business Division	
	Makoto Nakamura	General Manager, Planning & Administration Dept., Media, Network & Lifestyle Retail Business Unit	
	Naoki Hidaka	General Manager, Metal Products for Automotive Industries Division, Sumisho Steel Corporation	
	Shigeru Ohashi	General Manager, Lifestyle & Retail Business Division	

Position	Name		
Executive Officer	Yasuo Kumagai	General Manager, Materials & Supplies Division	
	Masayuki Doi	Assistant General Manager for Southeast & Southwest Asia, President of PT. Sumitomo Indonesia, General Manager, Surabaya Office, Executive Supervisor, Jakarta Project Coordination Office	
	Toru Furihata	General Manager, Mineral Resources Division No.2	
	Hiroyuki Inohara	Assistant General Manager, Financial Resources Management Group, General Manager, Finance Dept.	
	Masaru Nakamura	General Manager, Tubular Products Division	
	Kohei Hirao	General Manager, Power & Social Infrastructure Business Division	

II. Board Members(After the Ordinary General Meeting of Shareholders in June)

	Name
Representative Director, Chairman of the Board of Directors	Motoyuki Oka
Representative Director, President & CEO	Susumu Kato
Representative Director, Executive Vice President	Noriaki Shimazaki
Representative Director, Executive Vice President	Nobuhide Nakaido
Representative Director, Senior Managing Executive Officer	Iwao Okamoto
Representative Director, Senior Managing Executive Officer	Makoto Shibahara
Representative Director, Senior Managing Executive Officer	Shuichi Mori
Representative Director, Senior Managing Executive Officer	Kazuo Ohmori
Representative Director, Senior Managing Executive Officer	Shunichi Arai

	Name
Representative Director, Managing Executive Officer	Takahiro Moriyama
Representative Director, Managing Executive Officer	Takashi Kano
Representative Director, Managing Executive Officer	Yoshio Osawa

END